ANGLO AMERICAN

02049151

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

30 July, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 11 July 2002 – Joint announcement by America Mineral Fields Inc and Anglo American plc announces Restructuring of shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo.
- Press Release dated 17 July 2002 – Anglo American plc announces next Chairman.
- Press Release dated 26 July 2002 – Anglo American plc responds to SA Government's draft mining industry Charter.
- Press Release dated 29 July 2002 – Anglo Coal and Mitsui complete transactions.
- Notification of interests of directors and connected persons dated 18 July 2002.
- Notification of Major Interests in Shares dated 11 July 2002.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

dlw 8/20

Enc - 5 copies

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received on 10 July 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:

- First Capricorn Company Limited ("Capricorn") (formerly known as Capricorn Trustees) of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 9 rue Sainte Zithe, L-2763 Luxembourg;
- E Oppenheimer & Son International Limited ("EO&S International")of 9 Columbus Centre, aforesaid;
- E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited ("the Fairfield Trustees") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid;
- Respite Holdings Limited ("Respite") of 9 Columbus Centre; aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

1. On 18 March 2002, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre advised that they had had a notifiable interest in 65,991,696 Ordinary Shares of US$0.50 in the capital of the Company, registered as follows:

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Gartland Limited	8,898,404
Naunton Limited	13,755,838

2. On 8 July 2002 the entities listed below ceased to have a notifiable interest in Ordinary Shares.

- Capricorn
- CHI
- CHL
- EOS
- The EOS Trustees
- Spectre

3. On 8 July 2002, the entities listed below acquired a notifiable interest in 52,250,206 Ordinary Shares:-

- EO&S Holdings
- EO&S International
- The Fairfield Trustees.
- Respite

4. The 52,250,206 Ordinary Shares referred to in 3 are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Gartland Limited	8,898,404
Naunton Limited	13,755,838

11 July 2002

End

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received on 10 July 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:

- First Capricorn Company Limited ("Capricorn") (formerly known as Capricorn Trustees) of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 9 rue Sainte Zithe, L-2763 Luxembourg;
- E Oppenheimer & Son International Limited ("EO&S International")of 9 Columbus Centre, aforesaid;
- E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited ("the Fairfield Trustees") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid;
- Respite Holdings Limited ("Respite") of 9 Columbus Centre; aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

1. On 18 March 2002, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre advised that they had had a notifiable interest in 65,991,696 Ordinary Shares of US$0.50 in the capital of the Company, registered as follows:

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Gartland Limited	8,898,404
Naunton Limited	13,755,838

2. On 8 July 2002 the entities listed below ceased to have a notifiable interest in Ordinary Shares.

- Capricorn
- CHI
- CHL
- EOS
- The EOS Trustees
- Spectre

3. On 8 July 2002, the entities listed below acquired a notifiable interest in 52,250,206 Ordinary Shares:-

- EO&S Holdings
- EO&S International
- The Fairfield Trustees.
- Respite

4. The 52,250,206 Ordinary Shares referred to in 3 are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Gartland Limited	8,898,404
Naunton Limited	13,755,838

11 July 2002

End

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received on 10 July 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:

- First Capricorn Company Limited ("Capricorn") (formerly known as Capricorn Trustees) of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 9 rue Sainte Zithe, L-2763 Luxembourg;
- E Oppenheimer & Son International Limited ("EO&S International")of 9 Columbus Centre, aforesaid;
- E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited ("the Fairfield Trustees") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid;
- Respite Holdings Limited ("Respite") of 9 Columbus Centre; aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

1. On 18 March 2002, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre advised that they had had a notifiable interest in 65,991,696 Ordinary Shares of US$0.50 in the capital of the Company, registered as follows:

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Gartland Limited	8,898,404
Naunton Limited	13,755,838

2. On 8 July 2002 the entities listed below ceased to have a notifiable interest in Ordinary Shares.

- Capricorn
- CHI
- CHL
- EOS
- The EOS Trustees
- Spectre

3. On 8 July 2002, the entities listed below acquired a notifiable interest in 52,250,206 Ordinary Shares:-

- EO&S Holdings
- EO&S International
- The Fairfield Trustees.
- Respite

4. The 52,250,206 Ordinary Shares referred to in 3 are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Gartland Limited	8,898,404
Naunton Limited	13,755,838

11 July 2002

End

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received on 10 July 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:

- First Capricorn Company Limited ("Capricorn") (formerly known as Capricorn Trustees) of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 9 rue Sainte Zithe, L-2763 Luxembourg;
- E Oppenheimer & Son International Limited ("EO&S International")of 9 Columbus Centre, aforesaid;
- E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited ("the Fairfield Trustees") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid;
- Respite Holdings Limited ("Respite") of 9 Columbus Centre; aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

1. On 18 March 2002, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre advised that they had had a notifiable interest in 65,991,696 Ordinary Shares of US$0.50 in the capital of the Company, registered as follows:

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Gartland Limited	8,898,404
Naunton Limited	13,755,838

2. On 8 July 2002 the entities listed below ceased to have a notifiable interest in Ordinary Shares.

- Capricorn
- CHI
- CHL
- EOS
- The EOS Trustees
- Spectre

3. On 8 July 2002, the entities listed below acquired a notifiable interest in 52,250,206 Ordinary Shares:-

- EO&S Holdings
- EO&S International
- The Fairfield Trustees.
- Respite

4. The 52,250,206 Ordinary Shares referred to in 3 are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Gartland Limited	8,898,404
Naunton Limited	13,755,838

11 July 2002

End

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received on 10 July 2002 notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transaction specified below.

The entities concerned are:

- First Capricorn Company Limited ("Capricorn") (formerly known as Capricorn Trustees) of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 9 rue Sainte Zithe, L-2763 Luxembourg;
- E Oppenheimer & Son International Limited ("EO&S International")of 9 Columbus Centre, aforesaid;
- E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited ("the Fairfield Trustees") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid;
- Respite Holdings Limited ("Respite") of 9 Columbus Centre; aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

1. On 18 March 2002, Capricorn, CHI, CHL, EOS, the EOS Trustees and Spectre advised that they had had a notifiable interest in 65,991,696 Ordinary Shares of US$0.50 in the capital of the Company, registered as follows:

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	13,741,490
Gartland Limited	8,898,404
Naunton Limited	13,755,838

2. On 8 July 2002 the entities listed below ceased to have a notifiable interest in Ordinary Shares.

- Capricorn
- CHI
- CHL
- EOS
- The EOS Trustees
- Spectre

3. On 8 July 2002, the entities listed below acquired a notifiable interest in 52,250,206 Ordinary Shares:-

- EO&S Holdings
- EO&S International
- The Fairfield Trustees.
- Respite

4. The 52,250,206 Ordinary Shares referred to in 3 are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman Sachs Security Nominees Limited	5,000,000
Gartland Limited	8,898,404
Naunton Limited	13,755,838

11 July 2002

End

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 246,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 7,882 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme;
- 265,180 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 412,800 Ordinary Shares of US$0.50 each under The Anglo American plc Executive Share Option Scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *parí passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

18 July 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 246,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 7,882 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme;
- 265,180 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 412,800 Ordinary Shares of US$0.50 each under The Anglo American plc Executive Share Option Scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

18 July 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 246,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 7,882 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme;
- 265,180 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 412,800 Ordinary Shares of US$0.50 each under The Anglo American plc Executive Share Option Scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

18 July 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 246,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 7,882 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme;
- 265,180 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 412,800 Ordinary Shares of US$0.50 each under The Anglo American plc Executive Share Option Scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

18 July 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 246,300 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 7,882 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme;
- 265,180 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 412,800 Ordinary Shares of US$0.50 each under The Anglo American plc Executive Share Option Scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

18 July 2002

END.

ANGLO AMERICAN

News Release

29 July 2002

Anglo Coal and Mitsui complete transactions

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Mitsui today acquired from Anglo Coal Australia a 30% interest in the German Creek mine and a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

29 July 2002

Anglo Coal and Mitsui complete transactions

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Mitsui today acquired from Anglo Coal Australia a 30% interest in the German Creek mine and a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO
AMERICAN

News Release

29 July 2002

Anglo Coal and Mitsui complete transactions

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Mitsui today acquired from Anglo Coal Australia a 30% interest in the German Creek mine and a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

29 July 2002

Anglo Coal and Mitsui complete transactions

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Mitsui today acquired from Anglo Coal Australia a 30% interest in the German Creek mine and a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

29 July 2002

Anglo Coal and Mitsui complete transactions

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Mitsui today acquired from Anglo Coal Australia a 30% interest in the German Creek mine and a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

26 July 2002

Anglo American responds to SA Government's draft mining industry Charter

The South African Department of Minerals and Energy Affairs yesterday released a draft mining industry Charter. Aspects of the draft Charter are not feasible and are unacceptable.However, as confirmed today by Department of Minerals and Energy Affairs spokesman, Mr Mngomezulu, the document is government's "first position" which is being "submitted for discussion" with the industry in the clear expectation that it will be "adapted over time".

Having promoted the concept of a Charter for the industry for some time, Anglo American and the industry intend to engage strongly in order to arrive at a Charter that is well considered, practically feasible, and supportive of the goals of the Minerals Development Act as well as of the overall health of the mining industry and the South African economy.

For further information

London

Investor Relations
Nick von Schirnding
+44 20 7698 8540

External Affairs
Edward Bickham
+44 20 7698 8547

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg

Investor Relations
Anne Dunn
+27 11 638 4730

External Affairs
Michael Spicer
+27 11 638 3870

Media Relations
Marion Dixon
+27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

26 July 2002

Anglo American responds to SA Government's draft mining industry Charter

The South African Department of Minerals and Energy Affairs yesterday released a draft mining industry Charter. Aspects of the draft Charter are not feasible and are unacceptable .However, as confirmed today by Department of Minerals and Energy Affairs spokesman, Mr Mngomezulu, the document is government's "first position" which is being "submitted for discussion" with the industry in the clear expectation that it will be "adapted over time".

Having promoted the concept of a Charter for the industry for some time, Anglo American and the industry intend to engage strongly in order to arrive at a Charter that is well considered, practically feasible, and supportive of the goals of the Minerals Development Act as well as of the overall health of the mining industry and the South African economy.

For further information

London

Investor Relations
Nick von Schirnding
+44 20 7698 8540

External Affairs
Edward Bickham
+44 20 7698 8547

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg

Investor Relations
Anne Dunn
+27 11 638 4730

External Affairs
Michael Spicer
+27 11 638 3870

Media Relations
Marion Dixon
+27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

26 July 2002

Anglo American responds to SA Government's draft mining industry Charter

The South African Department of Minerals and Energy Affairs yesterday released a draft mining industry Charter. Aspects of the draft Charter are not feasible and are unacceptable.However, as confirmed today by Department of Minerals and Energy Affairs spokesman, Mr Mngomezulu, the document is government's "first position" which is being "submitted for discussion" with the industry in the clear expectation that it will be "adapted over time".

Having promoted the concept of a Charter for the industry for some time, Anglo American and the industry intend to engage strongly in order to arrive at a Charter that is well considered, practically feasible, and supportive of the goals of the Minerals Development Act as well as of the overall health of the mining industry and the South African economy.

For further information

London

Investor Relations
Nick von Schirnding
+44 20 7698 8540

External Affairs
Edward Bickham
+44 20 7698 8547

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg

Investor Relations
Anne Dunn
+27 11 638 4730

External Affairs
Michael Spicer
+27 11 638 3870

Media Relations
Marion Dixon
+27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

26 July 2002

Anglo American responds to SA Government's draft mining industry Charter

The South African Department of Minerals and Energy Affairs yesterday released a draft mining industry Charter. Aspects of the draft Charter are not feasible and are *unacceptable .However, as confirmed today by Department of Minerals and Energy Affairs* spokesman, Mr Mngomezulu, the document is government's "first position" which is being "submitted for discussion" with the industry in the clear expectation that it will be "adapted over time".

Having promoted the concept of a Charter for the industry for some time, Anglo American and the industry intend to engage strongly in order to arrive at a Charter that is well considered, practically feasible, and supportive of the goals of the Minerals Development Act as well as of the overall health of the mining industry and the South African economy.

For further information

London

Investor Relations
Nick von Schirnding
+44 20 7698 8540

External Affairs
Edward Bickham
+44 20 7698 8547

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg

Investor Relations
Anne Dunn
+27 11 638 4730

External Affairs
Michael Spicer
+27 11 638 3870

Media Relations
Marion Dixon
+27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

26 July 2002

Anglo American responds to SA Government's draft mining industry Charter

The South African Department of Minerals and Energy Affairs yesterday released a draft mining industry Charter. Aspects of the draft Charter are not feasible and are unacceptable.However, as confirmed today by Department of Minerals and Energy Affairs spokesman, Mr Mngomezulu, the document is government's "first position" which is being "submitted for discussion" with the industry in the clear expectation that it will be "adapted over time".

Having promoted the concept of a Charter for the industry for some time, Anglo American and the industry intend to engage strongly in order to arrive at a Charter that is well considered, practically feasible, and supportive of the goals of the Minerals Development Act as well as of the overall health of the mining industry and the South African economy.

For further information

London

Investor Relations
Nick von Schirnding
+44 20 7698 8540

External Affairs
Edward Bickham
+44 20 7698 8547

Media Relations
Kate Aindow
+44 20 7698 8619

Johannesburg

Investor Relations
Anne Dunn
+27 11 638 4730

External Affairs
Michael Spicer
+27 11 638 3870

Media Relations
Marion Dixon
+27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

17 July 2002

ANGLO AMERICAN PLC ANNOUNCES NEXT CHAIRMAN

Anglo American plc announces that Sir Mark Moody-Stuart KCMG has joined its Board as a Director. The Board proposes to elect Sir Mark as its Chairman in succession to Julian Ogilvie Thompson who will retire at the end of November 2002.

Sir Mark is a director of The "Shell" Transport and Trading Company plc, of HSBC Holdings plc and of Accenture Ltd. He was Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group from 1998 to 2001. In this role he oversaw a major corporate reorganisation, delivered a radical cost reduction programme, significantly improved return on capital employed as well as leading a rethink of the Group's relationship with its stakeholders. Prior to this he had been a member of Shell's Committee of Managing Directors from 1991.

Sir Mark is Chairman of Business Action for Sustainable Development, a group set up between the International Chamber of Commerce and the World Business Council for Sustainable Development to ensure that business is able to make a positive contribution to the forthcoming World Summit in Johannesburg. He is also a member of the UN Secretary General's Advisory Council for the Global Compact, an initiative which promotes business action in support of human and labour rights and the environment. In 2000, Sir Mark served as Co-Chairman of the G8 Energy Task Force.

Sir Mark is 61. He was born in Antigua and is married with four children. He holds a PhD from Cambridge University and most of his working life has been spent in developing countries, including Africa.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Welcoming the appointment, Julian Ogilvie Thompson commented: "Sir Mark Moody-Stuart is a hugely respected figure in business and in sustainable development. His sense of strategy, judgement and ability to reach out to those with different opinions are very significant assets. His career in the natural resources sector and long international experience will be of great value to Anglo American in the coming years."

Sir Mark Moody-Stuart commented "Anglo American has undergone a remarkable transformation in recent years as it has become a truly global player. I look forward to participating in the process of building on the strong South African base while growing the business around the world. Anglo American has a strong tradition of social involvement and is applying this increasingly to the new challenges of corporate responsibility and sustainable development."

END

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0) 20 7698 8547 Fax +44 (0) 20 7698 8637 www.angloamerican.co.uk

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

External Affairs
Edward Bickham
+44 20 7698 8547

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

External Affairs
Michael Spicer
+27 11 638 3870

ANGLO
AMERICAN

News Release

17 July 2002

ANGLO AMERICAN PLC ANNOUNCES NEXT CHAIRMAN

Anglo American plc announces that Sir Mark Moody-Stuart KCMG has joined its Board as a Director. The Board proposes to elect Sir Mark as its Chairman in succession to Julian Ogilvie Thompson who will retire at the end of November 2002.

Sir Mark is a director of The "Shell" Transport and Trading Company plc, of HSBC Holdings plc and of Accenture Ltd. He was Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group from 1998 to 2001. In this role he oversaw a major corporate reorganisation, delivered a radical cost reduction programme, significantly improved return on capital employed as well as leading a rethink of the Group's relationship with its stakeholders. Prior to this he had been a member of Shell's Committee of Managing Directors from 1991.

Sir Mark is Chairman of Business Action for Sustainable Development, a group set up between the International Chamber of Commerce and the World Business Council for Sustainable Development to ensure that business is able to make a positive contribution to the forthcoming World Summit in Johannesburg. He is also a member of the UN Secretary General's Advisory Council for the Global Compact, an initiative which promotes business action in support of human and labour rights and the environment. In 2000, Sir Mark served as Co-Chairman of the G8 Energy Task Force.

Sir Mark is 61. He was born in Antigua and is married with four children. He holds a PhD from Cambridge University and most of his working life has been spent in developing countries, including Africa.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Welcoming the appointment, Julian Ogilvie Thompson commented: "Sir Mark Moody-Stuart is a hugely respected figure in business and in sustainable development. His sense of strategy, judgement and ability to reach out to those with different opinions are very significant assets. His career in the natural resources sector and long international experience will be of great value to Anglo American in the coming years."

Sir Mark Moody-Stuart commented "Anglo American has undergone a remarkable transformation in recent years as it has become a truly global player. I look forward to participating in the process of building on the strong South African base while growing the business around the world. Anglo American has a strong tradition of social involvement and is applying this increasingly to the new challenges of corporate responsibility and sustainable development."

END

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

External Affairs
Edward Bickham
+44 20 7698 8547

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

External Affairs
Michael Spicer
+27 11 638 3870

ANGLO AMERICAN

News Release

17 July 2002

ANGLO AMERICAN PLC ANNOUNCES NEXT CHAIRMAN

Anglo American plc announces that Sir Mark Moody-Stuart KCMG has joined its Board as a Director. The Board proposes to elect Sir Mark as its Chairman in succession to Julian Ogilvie Thompson who will retire at the end of November 2002.

Sir Mark is a director of The "Shell" Transport and Trading Company plc, of HSBC Holdings plc and of Accenture Ltd. He was Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group from 1998 to 2001. In this role he oversaw a major corporate reorganisation, delivered a radical cost reduction programme, significantly improved return on capital employed as well as leading a rethink of the Group's relationship with its stakeholders. Prior to this he had been a member of Shell's Committee of Managing Directors from 1991.

Sir Mark is Chairman of Business Action for Sustainable Development, a group set up between the International Chamber of Commerce and the World Business Council for Sustainable Development to ensure that business is able to make a positive contribution to the forthcoming World Summit in Johannesburg. He is also a member of the UN Secretary General's Advisory Council for the Global Compact, an initiative which promotes business action in support of human and labour rights and the environment. In 2000, Sir Mark served as Co-Chairman of the G8 Energy Task Force.

Sir Mark is 61. He was born in Antigua and is married with four children. He holds a PhD from Cambridge University and most of his working life has been spent in developing countries, including Africa.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Welcoming the appointment, Julian Ogilvie Thompson commented: "Sir Mark Moody-Stuart is a hugely respected figure in business and in sustainable development. His sense of strategy, judgement and ability to reach out to those with different opinions are very significant assets. His career in the natural resources sector and long international experience will be of great value to Anglo American in the coming years."

Sir Mark Moody-Stuart commented "Anglo American has undergone a remarkable transformation in recent years as it has become a truly global player. I look forward to participating in the process of building on the strong South African base while growing the business around the world. Anglo American has a strong tradition of social involvement and is applying this increasingly to the new challenges of corporate responsibility and sustainable development."

END

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0) 20 7698 8547 Fax +44 (0) 20 7698 8637 www.angloamerican.co.uk

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

External Affairs
Edward Bickham
+44 20 7698 8547

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

External Affairs
Michael Spicer
+27 11 638 3870

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0) 20 7698 8547 Fax +44 (0) 20 7698 8637 www.angloamerican.co.uk

ANGLO AMERICAN

News Release

17 July 2002

ANGLO AMERICAN PLC ANNOUNCES NEXT CHAIRMAN

Anglo American plc announces that Sir Mark Moody-Stuart KCMG has joined its Board as a Director. The Board proposes to elect Sir Mark as its Chairman in succession to Julian Ogilvie Thompson who will retire at the end of November 2002.

Sir Mark is a director of The "Shell" Transport and Trading Company plc, of HSBC Holdings plc and of Accenture Ltd. He was Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group from 1998 to 2001. In this role he oversaw a major corporate reorganisation, delivered a radical cost reduction programme, significantly improved return on capital employed as well as leading a rethink of the Group's relationship with its stakeholders. Prior to this he had been a member of Shell's Committee of Managing Directors from 1991.

Sir Mark is Chairman of Business Action for Sustainable Development, a group set up between the International Chamber of Commerce and the World Business Council for Sustainable Development to ensure that business is able to make a positive contribution to the forthcoming World Summit in Johannesburg. He is also a member of the UN Secretary General's Advisory Council for the Global Compact, an initiative which promotes business action in support of human and labour rights and the environment. In 2000, Sir Mark served as Co-Chairman of the G8 Energy Task Force.

Sir Mark is 61. He was born in Antigua and is married with four children. He holds a PhD from Cambridge University and most of his working life has been spent in developing countries, including Africa.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Welcoming the appointment, Julian Ogilvie Thompson commented: "Sir Mark Moody-Stuart is a hugely respected figure in business and in sustainable development. His sense of strategy, judgement and ability to reach out to those with different opinions are very significant assets. His career in the natural resources sector and long international experience will be of great value to Anglo American in the coming years."

Sir Mark Moody-Stuart commented "Anglo American has undergone a remarkable transformation in recent years as it has become a truly global player. I look forward to participating in the process of building on the strong South African base while growing the business around the world. Anglo American has a strong tradition of social involvement and is applying this increasingly to the new challenges of corporate responsibility and sustainable development."

END

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0) 20 7698 8547 Fax +44 (0) 20 7698 8637 www.angloamerican.co.uk

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

External Affairs
Edward Bickham
+44 20 7698 8547

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

External Affairs
Michael Spicer
+27 11 638 3870

ANGLO AMERICAN

News Release

17 July 2002

ANGLO AMERICAN PLC ANNOUNCES NEXT CHAIRMAN

Anglo American plc announces that Sir Mark Moody-Stuart KCMG has joined its Board as a Director. The Board proposes to elect Sir Mark as its Chairman in succession to Julian Ogilvie Thompson who will retire at the end of November 2002.

Sir Mark is a director of The "Shell" Transport and Trading Company plc, of HSBC Holdings plc and of Accenture Ltd. He was Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group from 1998 to 2001. In this role he oversaw a major corporate reorganisation, delivered a radical cost reduction programme, significantly improved return on capital employed as well as leading a rethink of the Group's relationship with its stakeholders. Prior to this he had been a member of Shell's Committee of Managing Directors from 1991.

Sir Mark is Chairman of Business Action for Sustainable Development, a group set up between the International Chamber of Commerce and the World Business Council for Sustainable Development to ensure that business is able to make a positive contribution to the forthcoming World Summit in Johannesburg. He is also a member of the UN Secretary General's Advisory Council for the Global Compact, an initiative which promotes business action in support of human and labour rights and the environment. In 2000, Sir Mark served as Co-Chairman of the G8 Energy Task Force.

Sir Mark is 61. He was born in Antigua and is married with four children. He holds a PhD from Cambridge University and most of his working life has been spent in developing countries, including Africa.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Welcoming the appointment, Julian Ogilvie Thompson commented: "Sir Mark Moody-Stuart is a hugely respected figure in business and in sustainable development. His sense of strategy, judgement and ability to reach out to those with different opinions are very significant assets. His career in the natural resources sector and long international experience will be of great value to Anglo American in the coming years."

Sir Mark Moody-Stuart commented "Anglo American has undergone a remarkable transformation in recent years as it has become a truly global player. I look forward to participating in the process of building on the strong South African base while growing the business around the world. Anglo American has a strong tradition of social involvement and is applying this increasingly to the new challenges of corporate responsibility and sustainable development."

END

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

For further information:

London:
Investor Relations
Nick von Schirnding
+44 20 7698 8540

Media Relations
Kate Aindow
+44 20 7698 8619

External Affairs
Edward Bickham
+44 20 7698 8547

Johannesburg:
Investor Relations
Anne Dunn
+27 11 638 4730

Media Relations
Marion Dixon
+27 11 638 3001

External Affairs
Michael Spicer
+27 11 638 3870

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

11th July 2002

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia*, provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London		
Nick von Schirnding – Investor Affairs	Tel:	+ 44 20 7698 8540
Edward Bickham – Media Relations	Tel:	+44 20 7698 8547
Johannesburg		
Marion Dixon – Media Relations	Tel:	+27 11 638 3001

America Mineral Fields Inc.

Tim Read President and CEO	Tel:	+44 207 355 3552
Archie Berens/Michael Spriggs (College Hill and Associates)	Tel:	+44 20 7457 2020

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [1]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk)

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

11th July 2002

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia*, provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London
Nick von Schirnding – Investor Affairs Tel: + 44 20 7698 8540
Edward Bickham – Media Relations Tel: +44 20 7698 8547

Johannesburg
Marion Dixon – Media Relations Tel: +27 11 638 3001

America Mineral Fields Inc.

Tim Read Tel: +44 207 355 3552
President and CEO

Archie Berens/Michael Spriggs Tel: +44 20 7457 2020
(College Hill and Associates)

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [1]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk)

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

11th July 2002

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia*, provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London		
Nick von Schirnding – Investor Affairs	Tel:	+ 44 20 7698 8540
Edward Bickham – Media Relations	Tel:	+44 20 7698 8547
Johannesburg		
Marion Dixon – Media Relations	Tel:	+27 11 638 3001

America Mineral Fields Inc.

Tim Read	Tel:	+44 207 355 3552
President and CEO		
Archie Berens/Michael Spriggs	Tel:	+44 20 7457 2020
(College Hill and Associates)		

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [1]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. *(www.angloamerican.co.uk)*

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

11th July 2002

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia,* provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London		
Nick von Schirnding – Investor Affairs	Tel:	+ 44 20 7698 8540
Edward Bickham – Media Relations	Tel:	+44 20 7698 8547
Johannesburg		
Marion Dixon – Media Relations	Tel:	+27 11 638 3001

America Mineral Fields Inc.

Tim Read President and CEO	Tel:	+44 207 355 3552
Archie Berens/Michael Spriggs (College Hill and Associates)	Tel:	+44 20 7457 2020

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [(1)]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. *(www.angloamerican.co.uk)*

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

11th July 2002

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia,* provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London

Nick von Schirnding – Investor Affairs	Tel:	+ 44 20 7698 8540
Edward Bickham – Media Relations	Tel:	+44 20 7698 8547

Johannesburg

Marion Dixon – Media Relations	Tel:	+27 11 638 3001

America Mineral Fields Inc.

Tim Read President and CEO	Tel:	+44 207 355 3552
Archie Berens/Michael Spriggs (College Hill and Associates)	Tel:	+44 20 7457 2020

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [1]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. *(www.angloamerican.co.uk)*

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.